

16012495

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68460

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-Jan-15 AND ENDING 31-Dec-15

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Crewe Capital, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1540 Broadway- Suite 1010
(No. and Street)

New York	**NY**	**10036**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert King **212-234-3977**
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Donahue Associates,LLC
(Name- if individual, state last, first, middle name)

27 Beach Road- Suite C05A	**Monmouth Beach**	**NJ**	**07750**
(Address)	(City)	(State)	(Zip code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Robert King**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Crewe Capital, LLC**, as of **December 31, 2015**, are true and correct, I further swear (or affirm) that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Title



Notary Public

This report ** contains (check applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
- [X] (g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable)
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information relating to the Possession of Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for determination of the Reserve Requirements Under Exhibit A of rukle 15c3-3.
- [ ] (k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Exemption report and audit review

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

JENNILLE GARCIA
Notary Public - State of New York
No. 01GA6311105
Qualified In Bronx County
My Commission Expires Sept. 08, 2018

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

Independent Auditor's Report

The Members
Crewe Capital LLC

We have audited the accompanying statement of financial condition of Crewe Capital LLC, as of December 31, 2015 and the related statements of operations, changes in member equity, net capital computation, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express and opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crewe Capital LLC as of December 31, 2015 and the results of its operations, net capital computation, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The accompanying supplemental information including Schedule I – Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission, Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1, and Schedule III - Exemptive Provision under SEC Rule 15c3-3 (supplemental information) has been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17 C.F.R. section 240.17 a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Donahue Associates LLC
Monmouth Beach, New Jersey
February 23, 2016

Crewe Capital, LLC.
Balance Sheet
As of December 31, 2015

ASSETS

Current assets:	
Cash	$133,159
Accounts receivable	51,257
Prepaid expense	2,796
Total Current Assets	$187,212
Other assets:	
Security deposit	12,655
Total Assets	$199,867

LIABILITIES & MEMBERS' EQUITY

Current liabilities:	
Accounts payable & accrued expenses	$47,552
Total Current Liabilities	$47,552
Members' equity	152,315
Total Liabilities & Members' Equity	$199,867

Please see the notes to the financial statements.

Crewe Capital, LLC.
Statement of Operations
For the Year Ended December 31, 2015

Finders retainers	$32,140
Success fees	208,935
Placement fees	70,459
Total revenues	$311,534
General and administrative expenses:	
Salaries	$154,286
Promotion	34,679
Office rent	17,704
Travel expense	11,369
General administration	48,053
Total general and administrative expenses	266,091
Income before income tax provision	$45,443
Provision for income taxes	0
Net income	$45,443

Please see the notes to the financial statements.

Crewe Capital, LLC.
Statement of Cash Flows
For the Year Ended December 31, 2015

Operating activities:	
Net income	$45,443
Changes in other operating assets and liabilities:	
Accounts receivable	(39,257)
Prepaid expense	(1,589)
Accounts payable & accrued expenses	24,902
Net cash provided by operations	$29,499
Investing activities:	
Lease security deposit	($11,455)
Net cash used by investing activities	(11,455)
Financing activities:	
Capital contributed by members	$130,000
Distributions to members	(15,000)
Net cash provided by financing activities	115,000
Net increase in cash during the fiscal year	$133,044
Cash at December 31, 2014	115
Cash at December 31, 2015	$133,159

Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$0
Income taxes paid during the fiscal year	$0

Please see the notes to the financial statements.

Crewe Capital, LLC.
Statement of Changes in Members' Equity
For the Year Ended December 31, 2015

	Members' Equity
Balance at December 31, 2014	($8,128)
Capital contributed by members	130,000
Distributions to members	(15,000)
Net income	45,443
Balance at December 31, 2015	$152,315

Please see the notes to the financial statements.

Crewe Capital, LLC.
Notes to the Financial Statements
For the Year Ended December 31, 2015

1. Organization

Crewe Capital, LLC (the "Company"), formerly Five Prime Advisors, LLC, is a privately held corporation formed in New York in 2003 for the purpose of providing consulting advice to corporations in the securities industry. In September 2011, the Company obtained from the Financial Industry Regulatory Authority ("FINRA") approval to conduct a securities business as broker-dealer ("BD"). In addition to providing corporations valuation and strategic advice, the Company conducts a private placements and mergers and acquisitions business.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Revenues- Revenues and related fees are recorded when all contracted services have been provided by the Company and the Company is reasonably assured of their collection.

Cash- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes- The Company has elected to be taxed as single member LLC under the Internal Revenue Service Code. Accordingly, under such an election, the Company's federal and state taxable income is reported by the individual member and therefore, no provision for these federal income taxes has been included in the financial statements.

3. Fair Value of Financial Instruments

Fair Value Measurements under generally accepted accounting principles clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy as follows.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined based on the lowest level input that is significant to the fair value measurement.

Cash, accounts receivable, prepaid expense, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2015 because of their short term nature.

4. Commitments and Contingencies

The Company is not committed to a non-cancelable lease for office space and rents an office in New York, New York on a "month to month" basis.

The Company is committed to a non-cancellable lease for office space in Salt Lake City, Utah. Minimum payments due under the lease are as follows.

2016	$62,260
2017	63,402
2018	64,660
2019	65,586
2020	66,700
2021	67,804
2022	57,270
Net minimum lease payments	$447,682

5. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2015 through the date of this report and found no material subsequent events reportable during this period.

Schedule I & II
Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission, and Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1

CREDIT:	
Member's deficit	$152,315
DEBITS:	
Non-allowable assets:	
Prepaid expense	(2,796)
Security deposit	(12,655)
Accounts receivable	(51,257)
NET CAPITAL DEFICIT	$85,607
Less haircuts	0
ADJUSTED NET CAPITAL DEFICIT	$85,607
Minimum requirements of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater.	5,000
EXCESS (DEFICIT) NET CAPITAL	$80,607
AGGREGATE INDEBTEDNESS:	$47,552
AGGREGATE INDEBTEDNESS TO NET CAPITAL	55.55%
Excess net capital previously reported on Form X-17A-5	$80,607
Adjustments	
Excess net capital per audited report	$80,607

Crewe Capital, LLC.
1540 Broadway- Suite 1010
New York, NY 10036

Schedule III
December 31, 2015

Rule 15c3-3 Exemption Report

Crewe Capital, LLC. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief Crewe Capital, LLC states the following:

Crewe Capital, LLC. claimed an exemption under provision 17 C.F.R. section 240.15c3-3 (k)(2)(ii) as the company is a non-carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Crewe Capital, LLC. met the identified provision throughout the most recent fiscal year without exceptions.

Thank you.



Robert King
~~Managing Member~~
Financial Operations Principal, Partner

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report in which (1) Crewe Capital, LLC identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Crewe Capital, LLC., claimed an exemption from 17 C.F.R. section 240.15c3-3: 2(ii) (the "exemption provisions) and (2) Crewe Capital, LLC stated that it has met the identified exemption provisions through the most recent fiscal year without exception. Crewe Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Donahue Associates LLC
Monmouth Beach, N.J.
February 23, 2016